                                                                    Exhibit 13.5

                                 (IVANHOE LOGO)
                                    IVANHOE
                                     MINES

                              www.ivanhoemines.com










IVANHOE MINES LTD.


                                                            FINANCIAL STATEMENTS
                                                      December 31, 2001 and 2000

                                                                  (IVANHOE LOGO)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
(Stated in U.S. dollars)


OVERVIEW

Between May 2000 and December 2001, the Company drilled in excess of 25,000 meters on its Oyu Tolgoi property. In 2001 the Company spent a total of $3.8 million in Mongolia, including $3.4 million on its Oyu Tolgoi property. On the strength of exploration results to date on its Mongolian properties, the Company raised a total of $72.7 million through the issue of 44.6 million common shares of the Company during the second half of 2001 and through the 2002 year to date. These financings will enable the Company to further advance the exploration of the properties.

The net loss for the year was $85.0 million, or $0.66 per share, compared with $17.9 million or $0.24 per share in 2000. Included in the 2001 loss is:

         - A profit of $2.5 million from the S&K Mine copper operations in Myanmar.

         - A loss of $66.2 million from the Savage River Mine operation in Australia, including a $53.8 million write-down of the Savage River Mine assets and a foreign exchange loss of $7.9 million. The revaluation of the mine assets was necessitated by the effects of the softening of world iron ore markets in 2001 on the economics of the mine.

         - Exploration division expenses, net after tax, of $6.3 million including total expenditures of $3.8 million in Mongolia.

         - Corporate expenses of $15.0 million, including $3.7 million of mining property care and maintenance costs in Kazakhstan and Norway, a $5.4 million write-down of Norway assets and $5.7 million of general and administrative expenses.

In the fourth quarter of 2001, the Company initiated the construction of a 150 tonne a day gold and silver operation at its Eunsan project in South Korea. The Eunsan Gold and Silver Mine, which is being developed at an estimated cost of $3.3 million, started its milling operation in the first quarter of 2002 and is scheduled to reach full commercial production during the second quarter of 2002.

In the third quarter of 2001, the Company reinstated gold production at its Bakyrchik property in Kazakhstan. The economics of the project are being tested on oxidized ore material stockpiled on surface from previous operations. If successful, the Company plans, beginning in the middle of 2002, to start contract mining 500 tonnes a day of oxidized ore from shallow satellite deposits.

The Company is continuing to hold project financing negotiations on its Letpadaung Copper project in 2002.

The Company plans to abandon its interest in its Norway project in 2002.

                                                                               1

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                                                                  (IVANHOE LOGO)



RESULTS OF OPERATIONS
FINANCIAL DATA


                                                                                                    Year ended December 31,
                                                                                               ---------------------------------
($ in millions, except per share data)                                                           2001                     2000
                                                                                               --------                  -------
Earnings and cash flow
  Revenue                                                                                          75.3                     22.5
  Mine operation income (after depreciation and depletion, but
    before inventory allowances)                                                                   10.0                     10.0
  Net loss                                                                                         85.0                     17.9
  Cash used for operations                                                                        (13.2)                    (3.5)
  Loss per share                                                                                   0.66                     0.24
Capital Expenditures and Investments
  Capital expenditures                                                                             11.5                      2.7
  Acquisitions of subsidiary and investments                                                          -                    (0.2)
  Cash acquired on acquisition of subsidiary                                                          -                      1.6
Balance Sheet
  Cash                                                                                             25.8                     40.4
  Working capital                                                                                   3.7                     29.0
  Total assets                                                                                    247.6                    316.4
  Long-term debt, less current portion                                                             46.5                     75.7
  Shareholders' equity                                                                            130.2                    177.9
  Debt to equity ratio                                                                     0.52 TO 1.00             0.49 to 1.00
  Common shares outstanding (millions)                                                            171.2                    124.8


2


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                                                                  (IVANHOE LOGO)


CRITICAL ACCOUNTING POLICIES

Management is required to make assumptions and estimates that affect the valuation of its mineral assets. Significant estimates used in the valuation of mineral assets include quantities of mineral in heaps and in circuit, proven and probable ore reserves, the estimated recoverable tonnes of ore, the expected economic life of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

Following generally accepted accounting principles, decreases in the valuation of mineral assets must be recorded in the Company's consolidated financial statements, while increases in the valuation of mineral assets are not permitted. The most likely changes in estimates used in the valuation of mineral assets are the changes in estimates based on noticeable changes in trends of operating costs and commodity prices. A small percentage change in costs or revenues, when spread over the remaining life of a mining project ,that can exceed twenty years, can have a significant impact on the valuation calculation, resulting in a material reduction in the valuation of the Company's mineral assets.

Based on Company's evaluation of the events of 2001 and the negative outlook for iron ore and pellet prices, the Savage River Mine assets were written-down by $53.8 million. See discussion on the Iron operation.


OPERATIONS

COPPER OPERATION

The production and sales for 2001 and 2000 are shown in the table below:

COPPER
S&K MINE, MYANMAR
Year ended December 31, 2001


                                                          Total Operation                       Company's 50% net share
                                          ----------------------------------------------      -------------------------------
                                                                                Percent                             Percent
                                                                                Increase                            Increase
                                                             2001     2000     (decrease)     2001       2000      (decrease)
                                                            ------   ------    ---------      ------     ------    ----------
Tonnes of ore to heap...........          Tonnes (000's)     7,781    6,880         13%
Grade ..........................                   CuCn%     0.58%    0.67%        (13%)
Strip ratio ....................               Waste/Ore      0.32     0.52        (38%)
Cathode production .............                  Tonnes    25,806   26,409         (2%)      12,903     13,205        (2%)
Sales...........................                  Tonnes    25,865   26,560         (3%)      12,933     13,280        (3%)
                                               US$/pound                                       $0.73      $0.81       (10%)
                                                US$(000)                                      19,556     22,470       (13%)
Cost of operations .............                US$(000)                                       9,246      8,188        13%

The net income in 2001 was $2.5 million compared to $3.4 million in 2000. This decrease was primarily the result of a 13% percent decrease in copper sales which resulted from a 2% reduction in copper production combined with a 10% decrease in copper prices. Copper production was negatively affected during the first three quarters of 2001 by slow leaching of clay-bearing ore material. Copper production dropped from an annualized production rate of 28,000 tonnes per annum in the first quarter of 2001 to a low of 21,000 tonnes per annum at the end of September 2001.

In the last quarter of 2001, improvements instigated by mine management, including tighter ore control in the pit, construction of a fines screening and washing plant to remove clay fines from the ore, re-mining of poorly leached cells and increased leaching of run of mine material, increased the annualized copper cathode production rate. Total copper production gradually increased from September 2001 onward and reached an average annualized rate in excess of 30,000 tonnes per year during the month of March 2002.


                                                                               3

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                                                                  (IVANHOE LOGO)


The bulk of the $1.1 million increase in operating costs is attributable to the increase in the following expenses:



                                                  Annual
                                                 Increase          Percent
                                                  $(000)          increase
                                                 --------         --------
Wages                                              145              11%
Fuel                                               144              27%
Power                                              111               5%
Mill consumables                                   273              10%

IRON OPERATION

Production and sales of iron products during 2001 are shown in the table below. The acquisition of the iron operation was completed effective December 31, 2000. The year 2000 comparative operating results are presented on a pro forma basis as if the iron operation had been acquired at the beginning of 2000.

IRON
SAVAGE RIVER MINE, TASMANIA
Year ended December 31, 2001


                                                                                                                        Percent
                                                                                                Pro Forma              Increase
                                                                             2001                 2000                (decrease)
                                                                          ---------             ---------              ---------
Tonnes milled                                        (000's)                  4,865                 4,536                     7%
Concentrate production                               (000's)                  2,064                 2,171                   (5%)
Grade                                                  DTR %                  44.7%                 50.4%                  (11%)
Pellet production                                     Tonnes              2,024,285             2,065,529                   (2%)
Pellet sales                                          Tonnes              1,820,699             2,121,790                  (14%)
Sales                                              US$/tonne                    $31                   $29                     7%
                                                    US$(000)                 55,778                60,823                   (8%)

Total pellet production in 2001 was 2% below 2000 production, however, total pellet tonnage sold in 2001 was 14% below the amount sold during the previous year. The approximate 300,000 tonne decrease can be attributed to the following:
(a) a 200,000 tonne increase in pellet inventory at December 2001 over the previous year end and, (b) a 100,000 tonne decrease in pellet shipments in December 2001 caused by customers deferring December shipments into January 2002. As a result, January 2002 pellet sales totalled 275,000 tonnes compared to 75,000 tonnes in December 2001.

Unusually hard ore encountered during mining in the second quarter of 2001 required management to almost double the mine's low-grade run of mine inventory, from 1.2 million tonnes at the end of 2000 to 2.0 million tonnes at December 2001, in order to increase the mill's ability to successfully blend feed material as needed.

Operating and maintenance costs in 2001 were about 7% higher than in the previous year. Maintenance costs in 2001 were approximately 30% higher, mainly as a result of an overall increase in mechanical repairs necessitated by the processing of the unusually hard ore.

Operating profit totalled $3.7 million for the 2001 year compared to $2.9 million for the nine months ended September 31, 2001. The net operating income before non-cash expenses, including depreciation and depletion, write-down of capital assets, loss on foreign exchange and income taxes, totalled $6.2 million at the end of September 2001 and $5.1 million for the 2001 year. A $2.6 million write-down of run of mine inventory at the end of 2001 contributed to the $1.1 million decrease in profit over the previous quarter.

                                                                  (IVANHOE LOGO)


Capital expenditures during 2001 totalled $ 8.1 million. The Savage River mine received a total of $10.4 million in funding during 2001 from the Company.

The Savage River operations were acquired in December 31, 2000 based on the assumption that the operation would experience increases in pellet prices of 14% over the 2000 prices over the first three years following the acquisition. As a result, during the same three-year period, an expansion of the plant facilities was envisaged, with a resulting 27% increase in tonnage sold by the end of 2003.

In the second quarter of 2001, the global steel industry experienced a sharp slowdown which resulted in a reduced demand for iron ore pellets. The first indication of softening of iron ore markets came in mid-2001 when the increase in pellet prices for the 2001 year was negotiated at 1.75% rather than the expected 5%. This softening in demand was followed in August by the cancellation of several pellet shipments from ABM customers.

Tariffs, in some cases up to 30 percent, imposed during the first quarter of 2002 on steel exported to the United States are negatively affecting ongoing 2002 price negotiations. Current market expectations are that these negotiations, which should conclude in the second quarter of 2002, will result in a decrease in pellet prices of between 5% and 8%.

In view of this downturn and continuing negative trend in world iron markets, the Company is shelving its original plans to incrementally increase, over a period of two years, total iron production from the current 2.0 million tonnes per annum to 2.9 million tonnes per annum.

Based on Company's evaluation of the events of 2001 and the negative outlook for iron ore and pellet prices, the Savage River Mine assets were written-down by $53.8 million, and future income tax assets associated with the mine's cumulative net operating losses at September 30, 2001 were also written off.

OTHER PROJECTS

LETPADAUNG COPPER PROJECT, MYANMAR

During the first half of 2001, the Company completed a major power study for the Letpadaung project to identify viable sources of power in order to support ongoing project financing negotiations with potential lenders. During the last quarter of 2001, various parties interested in the financing and development of the Letpadaung project were approached with a request for a formal financing proposal. The Company may sell a portion of its interest in the project in connection with a project financing transaction. No major expenditures are expected on the project pending the successful conclusion of project financing negotiations.

EUNSAN GOLD AND SILVER MINE, SOUTH KOREA

During the first quarter of 2002, the Company completed the construction of a 150 tonne per day gold and silver plant at its Eunsan project in the south-western region of South Korea. During this period, a 100,000 tonne open pit was also excavated to provide portal access for underground development and production as well as the establishment of a stockpile of approximately 26,000 tonnes of high-grade gold and silver ore. The mill became operational at the end of March 2002 and is scheduled to start full commercial production in May 2002. A seven-month, $2.0 million underground development program began in March 2002.

During 2002, the total cost of the project, including construction, open pit pre-production and underground development costs, is estimated at approximately $3.3 million. During the underground development program, the Eunsan mine is expected to produce up to 8,500 ounces of gold and up to 350,000 ounces of silver from ore previously stockpiled on surface. Reserve and resources estimates will be prepared at the end of 2002, following completion of the underground development program.


                                                                               5

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                                                                  (IVANHOE LOGO)

BAKYRCHIK GOLD MINE, KAZAKHSTAN

Gold production at the Bakyrchik property in Kazakhstan was reactivated in the last quarter of 2001 and the Company poured its first gold dore bars from Bakyrchik at the end of October 2001. Processing inventories of oxidized gold bearing ore stockpiled during previous operations, the Company produced a total of 910 ounces of gold from Bakyrchik during the fourth quarter of 2001. The main purpose in reactivating the Bakyrchik operation is to evaluate the ability of the existing plant facilities to produce gold on an economic basis. Revenues generated in the fourth quarter of 2001 from mine activities were netted against the mine's care and maintenance costs. The process plant experienced difficulties in its recovery of gold pregnant carbon solutions and management is presently working on rectifying and improving the plant's gold circuit recoveries.

As a result of well-executed care and maintenance efforts in prior years, total capital costs required to restart the small scale oxide operation were less than $300,000. These costs have been expensed and added to the total care and maintenance costs for 2001, which were $2.6 million compared to $2.5 million in 2000.

If satisfactory gold recoveries can be established during the first half of 2002, the Company intends to start mining, using a contract miner, small scale open pit satellite deposits in order to feed oxidized ore to the plant at a rate of 15,000 tonnes per month at an estimated average gold grade of 3.23 grams per tonne and an anticipated recovery rate of up to eighty percent gold. The plan also calls for more selective mining to increase to 4 grams per tonne the target head grade from the pit.

BJ0RNEVATN IRON ORE MINE, NORWAY

The Bj0rnevatn mine in Norway remained on care and maintenance throughout 2001. The company's objective when this asset was acquired was to secure equity financing from a third party for the development of this asset.

To date, the Company has been unsuccessful in securing the additional third party financing necessary to refurbish the mine and recommence operations. In early 2002, the Company tried unsuccessfully to negotiate with the mine's existing Norway lenders for a further deferral of the mine's loan repayment obligations.

The Company intends to exit from the project and return the mine and related assets to the lenders in exchange for cancellation of the existing project debts, all of which are non-recourse to the Company. The Company expects to conclude these negotiations in the second quarter of 2002.

The Company spent a total of $1.1 million in care and maintenance costs on the property during 2001.

EXPLORATION

The Exploration Division operating expenses increased from $7.2 million in 2000 to $7.3 million in 2001. Most of the 2001 exploration expenses were concentrated on the Mongolia properties. In 2001, the Company completed the initial $3 million exploration phase on its Oyu Tolgoi property. At the end of January 2002, the Company exercised an earn-in right to acquire a 100% interest in the Oyu Tolgoi property from BHP Minerals International Exploration Inc. ("BHP") by committing to make a $5 million property payment to BHP and to complete a $3 million second phase of exploration expenditures.

In April 2002, the Company gave notice to BHP that it had completed the $3 million expenditure requirement for the second phase exploration program.

During the second half of 2001 and through early 2002, the Company increased its Mongolian mineral property holdings to approximately 50,000 square kilometres. The Company plans to spend between $11 million to $15 million in exploration activities during 2002 on its Oyu Tolgoi property and on various reconnaissance work on the balance of its Mongolian property holdings. During the second half of 2001 and through the 2002 year to date, the Company raised a total of $72.7 million primarily to finance its planned Mongolian exploration activities over the next few years.


6

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                                                                  (IVANHOE LOGO)


During 2001 and 2000, exploration expenditures were geographically allocated as follows:

                                                           2001             2000
                                                           ----             ----
Indonesia & Thailand                                         9%              42%
Korea                                                       23%              37%
Myanmar                                                     16%               7%
Mongolia                                                    52%              14%
                                                           ----             ----
                                                           100%             100%
                                                           ====             ====

GENERAL

Interest expense increased from $4.5 million in 2000 to $9.9 million in 2001, most of which is attributable to the additional debt acquired as part of the Company's acquisition of ABM at the end of 2000.

A weakening of the Australian dollar in 2001 and its impact on the ABM foreign currency commitment accounted for the majority of the $7.7 million foreign exchange loss. At December 31, 2001 ABM has a $70.7 million commitment to sell $5 million each month in exchange for Australian $7.3 million. This commitment will expire at the end of February 2003.

Except for the U.S. dollar foreign currency commitment mentioned above, the Company had no other currency or commodity hedge positions at the end of 2001.

CASH RESOURCES AND LIQUIDITY

At December 31, 2001 consolidated working capital was $3.7 million including cash of $25.8 million compared with working capital of $29.0 million and cash of $40.4 million at the end of 2000.

The $25.3 million decrease in working capital is mainly attributable to a $14.6 million decrease in cash, a $3.6 million increase in accounts payable, a $4.7 million increase in the mark to market of the U.S.$ hedge commitment, and a $7.9 million increase in the current portion of the Company's long-term debt, less a $3.6 million net increase in combined accounts receivable and inventory balances and a $1.4 million increase in future income tax assets. Included in the current portion of long-term debt is an amount of $2.9 million obligation of the Company's Norway subsidiary related to the Bj0rnevatn iron ore mine. This obligation is non-recourse, and is expected to be eliminated in the second quarter of 2002 from the Company's consolidated accounts, once the property is transferred to its original owner in exchange for the extinguishment of the debt.

The restrictions on the Company's cash balances at December 31, 2001 totaled $10.5 million, consisting of the Company's share of the S&K Mine's $14.8 million cash balance (net $7.4 million), the Savage River cash balance of $1.1 million, and $2.0 million restricted by letters of credit issued by the Company to secure obligations with respect to one of its Mongolia properties.

Since the third quarter of 2001, the Savage River operation has been successful in deferring, on a monthly basis, its foreign currency commitments to its lenders. At the end of March 2002, a total of A$17.8 million in additional funds had been advanced to the Savage River operation by its lenders through deferrals of the foreign currency commitment, resulting in an equivalent increase in the outstanding principal amount of the existing Savage River loan facility. In August 2001, the Company ceased to advance funds to its Savage River operations and ABM commenced negotiations with the existing project lenders with a view to restructuring the project's finances. Pending a satisfactory restructuring of the project's finances, the Company does not intend to advance any further funds to the operation.

During the second half of 2001 through the 2002 year to date, the Company has raised a total of $72.7 million through the sale of a total of 44.6 million common shares and equity securities exchangeable for common shares of

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                                                                  (IVANHOE LOGO)


the Company. The proceeds will be used for working capital and to fund the Mongolia exploration and property acquisition activities over the next few years. Total expenditures in 2002, including all exploration, mine care and maintenance costs and corporate administrative costs, are estimated to range between $22 million to $30 million.

OUTLOOK

For fiscal 2002, annual copper production at the S&K Mine is expected to increase to 29,500 tonnes while annual pellet and iron concentrate production at the Savage River Mine is expected to remain at approximately 2.0 million tonnes.

Apart from variations in production volumes, the Company's earnings and cash flows are directly affected by metal prices, variations in the exchange rate between the U.S. dollar and the Australian dollar and variations in interest rates. The sensitivity of the Company's earnings to metal prices, exchange rates and interest rates is summarized in the table below.

                Earnings Sensitivity
                (Based on 2002 plan)


                                                         Impact on Before-Tax Earnings
                                        Change           ($ in thousands)
                                        -----------      -----------------------------
                Copper                  UScents1/lb             $         300
                Iron Pellet             US$1/tonne              $       1,600
                US$/AUD$                AUD $0.01               $       1,150
                US prime                1%                      $         650



Various risks, including fluctuations in commodity prices, foreign exchange, customer demand, financing and political uncertainties, can adversely affect the Company's future profitability and its ability to realize anticipated increases in production capacity.

At December 31, 2001 the Company's had no copper hedging contracts outstanding. ABM has an obligation expiring in February 2003, nominally totalling $70.7 million, to sell $5 million per month of U.S. currency at $0.6817 per Australian dollar. At April 30, 2002 the Australian exchange rate was $ 0.5382 Australian dollar to 1 U.S.$ dollar.

Unlike copper, iron ore is not a fungible commodity and it is therefore more affected by direct customer and producer relationships. With only a few customers, the Savage River Mine's operations could be adversely affected, in the short and medium term, by the loss of a key customer. A limited customer base is also a risk to the S&K Mine as a substantial part of its copper production is sold, under a take or pay contract, to a single Japanese buyer. The buyer resells the cathode to customers through out Asia. The S&K Mine's profitability could be negatively affected if economic sanctions or boycotts against trade with Myanmar were enacted in the future by major Asian countries.

The Company's existing cash resources are sufficient to meet all of its planned capital expenditures during 2002. However, over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects in order to bring them into full production. Such projects include the Letpadaung Copper project, the Mongolia properties and the Bakyrchik Gold Mine. Since factors beyond the Company's control may adversely affect its access to funding or its ability to recruit third party participants, there can be no assurance the Company's undeveloped or partially developed projects can be fully developed in whole or in part.

Since the majority of the Company's indebtedness is not at fixed interest rates, future fluctuations in interest rates will have a significant impact on the profitability of both the S&K Mine and the Savage River Mine as well as the Company's ability to successfully finance its other undeveloped or partially developed projects.

                                                                  (IVANHOE LOGO)


QUARTERLY DATA
($ in millions except per share information)


                                                                          2001                         2000
                                                              -----------------------------   --------------------------
                                                                Q4      Q3      Q2      Q1      Q4     Q3     Q2     Q1
                                                               ----    ----    ----    ----    ----   ----   ---     ---
Revenue                                                        19.5    15.9    21.9    18.0     5.7    5.3   6.2     5.3
Operating profit                                                1.0     2.3     1.1     5.6     2.2    2.3   2.9     2.6
Net Loss                                                       66.6     5.6     1.6    11.2     9.3    6.5   0.7     1.4
Cash provided (used) by operations                             (3.8)   (7.2)    4.5    (6.7)   (1.0)  (1.9) (0.6)    0.1

Loss per share                                                $0.51   $0.05   $0.01   $0.09   $0.12  $0.09 $0.01   $0.02

COMPARATIVE FIGURES
($ in million except per share information)


                                                                            Years ended December 31, 1999
                                                              -------------------------------------------------------------
                                                               2001    2000    1999    1998    1997    1996    1995    1994
                                                              -----   -----   -----   -----   -----   -----    ----    ----
Balance sheet
  Cash                                                         25.8    40.4    50.8    55.2    44.5   125.9    22.2    10.9
  Working capital                                               3.7    29.0    49.1    30.0    34.0   130.7    17.1    10.1
  Total assets                                                247.6   316.4   206.2   238.5   268.6   282.1    57.0    23.2
  Long term debt, less current portion                         46.5    75.7    37.5    40.0       -       -       -       -
  Shareholders' equity                                        130.2   177.9   154.3   160.4   223.3   277.6    50.4    22.1

Earnings and cash flow
  Revenue                                                      75.3    22.5    20.6       -       -       -       -       -
  Operating profit                                             10.0    10.0     7.2       -       -       -       -       -
  Exploration                                                   7.2     5.3     6.0     9.7    12.4     9.0    15.8     0.9
  Depreciation and amortization                                12.7     4.5     3.9     0.3     0.6     0.6     0.1       -
  Interest expense                                              9.9     4.5     4.2       -     0.2     0.3     0.1       -
  General and administrative                                    6.2     5.9     6.6     7.0    12.3    11.2     5.6     2.8
  Mining property shut-down costs                               3.7     2.5     3.2    13.5       -       -       -       -
  Asset write downs                                            59.2    11.0     0.5    43.4    90.3       -       -       -
  Net loss                                                     85.0    17.9     7.6    63.1   116.9    17.3    20.8     3.3

  Cash provided (used) by operations                          (13.2)   (3.5)   (5.8)  (21.2)  (44.6)  (17.2)  (20.8)   (3.3)
  Investment, including acquisition of subsidiary, net         (0.4)   (1.8)    0.6     6.4    73.0    72.2    17.8    11.4
  Investment in capital assets                                 11.5     2.7     3.7    27.5    38.9    42.1     3.5     0.3

Per share
  Net loss                                                    $0.66   $0.24   $0.10   $0.88   $1.68   $0.32   $0.58   $0.32

                                                                  [IVANHOE LOGO]

AUDITORS' REPORT

To the Shareholders of
Ivanhoe Mines Ltd.

We have audited the consolidated balance sheets of Ivanhoe Mines Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.


[DELOITTE & TOUCHE LLP SIGNATURE]

Deloitte & Touche LLP (signed) Chartered Accountants
Vancouver, British Columbia
April 18, 2002 (except as to Note 25 (f) which is as of April 22, 2002)

                                                                  [IVANHOE LOGO]

Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)


                                                                                 DECEMBER 31,        December 31,
                                                                                     2001                2000
                                                                                 ------------        ------------
                                                                                                     (Note 2 (q))
ASSETS
CURRENT
    Cash (Note 7)                                                                   $25,805                $40,373
    Accounts receivable (Note 8)                                                      2,423                  5,521
    Inventories (Note 9)                                                             22,529                 15,788
    Prepaid expenses                                                                  1,333                    991
    Future income taxes (Note 16)                                                     4,635                  3,240
                                                                                   --------               --------
                                                                                     56,725                 65,913
OTHER INVESTMENTS (Note 10)                                                           4,823                  5,067
MINING PROPERTY, PLANT AND EQUIPMENT (Note 11)                                      181,670                238,531
OTHER MINERAL PROPERTY INTERESTS (Note 12)                                                -                    687
OTHER CAPITAL ASSETS                                                                    524                    409
FUTURE INCOME TAXES (Note 16)                                                         2,440                  4,348
OTHER ASSETS (Note 13)                                                                1,420                  1,404
                                                                                   --------               --------
                                                                                   $247,602               $316,359
                                                                                   ========               ========
LIABILITIES
CURRENT
    Accounts payable and accrued liabilities                                        $15,407                $12,316
    Accrued loss on foreign exchange contract (Note 23 (f))                          15,450                 10,800
    Current portion of long-term debt (Note 15)                                      20,133                 12,265
                                                                                   --------               --------
                                                                                     50,990                 35,381
LOANS PAYABLE TO RELATED PARTIES (Note 14)                                            4,696                 21,588
LONG-TERM DEBT (Note 15)                                                             41,837                 54,138
FUTURE INCOME TAXES (Note 16)                                                        13,731                 12,376
OTHER LIABILITIES (Notes 17)                                                          6,177                 14,929
                                                                                   --------               --------
                                                                                    117,431                138,412
                                                                                   ========               ========
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 18)
    Authorized
        Unlimited number of preferred shares without par value
        Unlimited number of common shares without par value
    Issued and outstanding
        171,158,484 (2000 - 124,849,053) common shares                              460,389                414,489
ADDITIONAL PAID-IN CAPITAL (Note 4)                                                   1,697                 10,375
DEFICIT                                                                            (331,915)              (246,917)
                                                                                   --------               --------
                                                                                    130,171                177,947
                                                                                   --------               --------
                                                                                   $247,602               $316,359
                                                                                   ========               ========

COMMITMENTS (Note 23)
APPROVED BY THE BOARD:



/s/ John Weatherall                            /s/ R. Edward Flood
---------------------------------              ---------------------------------
John Weatherall (signed) Director              R. Edward Flood (signed) Director

                                                                  [IVANHOE LOGO]


Consolidated Statements of Operations and Deficit
(Stated in thousands of U.S. dollars)


                                                                   Years ended December 31,
                                                                 ----------------------------
                                                                   2001                2000
                                                                 ---------          ---------
REVENUE                                                          $  75,334          $  22,470
COST OF OPERATIONS                                                 (52,836)            (8,188)
DEPRECIATION AND DEPLETION                                         (12,545)            (4,318)
                                                                 ---------          ---------
OPERATING PROFIT                                                     9,953              9,964
OTHER EXPENSES
    General and administrative                                      (6,163)            (5,912)
    Interest on long-term debt                                      (9,929)            (4,534)
    Exploration expenses                                            (7,192)            (5,339)
    Depreciation                                                      (145)              (182)
    Write-down of inventories (Note 9)                              (2,584)            (2,209)
                                                                 ---------          ---------
LOSS BEFORE THE FOLLOWING                                          (16,060)            (8,212)
                                                                 =========          =========
OTHER INCOME (EXPENSES)
    Interest income                                                  1,220              2,639
    Foreign exchange loss                                           (7,669)              (726)
    Mining property shut-down costs (Note 11)                       (3,744)            (2,531)
    Write-down of carrying values of other assets (Note 19)        (59,192)           (11,011)
    Other                                                              520              1,218
                                                                 ---------          ---------
                                                                   (68,865)           (10,411)
                                                                 =========          =========
LOSS BEFORE INCOME AND CAPITAL TAXES                               (84,925)           (18,623)
(Provision for) recovery of income and capital taxes (Note 16)         (73)               763
                                                                 ---------          ---------
NET LOSS                                                           (84,998)           (17,860)
DEFICIT, BEGINNING OF YEAR                                        (246,917)          (229,057)
                                                                 ---------          ---------
DEFICIT, END OF YEAR                                             $(331,915)         $(246,917)
                                                                 =========          =========
BASIC AND FULLY DILUTED LOSS PER SHARE                           $   (0.66)         $   (0.24)
                                                                 =========          =========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
(000's)                                                            128,866             74,491
                                                                 =========          =========

                                                                  [IVANHOE LOGO]



Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

                                                                        Years ended December 31,
                                                                       -------------------------
                                                                          2001           2000
                                                                       --------        ---------
OPERATING ACTIVITIES
    Net loss                                                           $(84,998)       $(17,860)
    Items not involving use of cash
        Depreciation and depletion                                       12,690           4,500
        Write-down of inventories                                         2,584           2,209
        Write-down of carrying values of other assets                    59,192          11,011
        Non-cash interest expense                                         5,803              --
        Unrealized foreign exchange losses                                3,107              --
        Provision for future waste mining costs and mine reclamation
            obligation                                                      107            (336)
        Deferred gain recognized as other income                             --            (614)
        Increase in non-current portion of royalty payable                  413             445
        Gain on sale of other investments                                  (171)           (394)
        Future income taxes                                                 168            (836)
                                                                       --------        --------
                                                                         (1,105)         (1,875)
    Net change in non-cash operating working capital items (Note 21)    (12,140)         (1,614)
                                                                       --------        --------
                                                                        (13,245)         (3,489)
                                                                       --------        --------
INVESTING ACTIVITIES
    Expenditures on mining property, plant and equipment                (11,487)         (2,160)
    Expenditures on other mineral property interests                         --            (556)
    Cash acquired on acquisition of subsidiary
         (net of transaction costs) (Note 4)                                 --           1,575
    Proceeds from sale of other investments                                 429             471
    Purchase of other investments                                            --            (277)
    Other                                                                  (285)          1,473
                                                                       --------        --------
                                                                        (11,343)            526
                                                                       --------        --------
FINANCING ACTIVITIES
    Share capital issued                                                 16,687              76
    Proceeds from long-term debt                                          3,671              --
    Repayment of long-term debt                                         (10,338)         (7,500)
                                                                       --------        --------
                                                                         10,020          (7,424)
                                                                       --------        --------
NET CASH OUTFLOW                                                        (14,568)        (10,387)
CASH, BEGINNING OF YEAR                                                  40,373          50,760
                                                                       --------        --------
CASH, END OF YEAR                                                      $ 25,805        $ 40,373
                                                                       ========        ========
CASH IS COMPRISED OF:
    Cash on hand and demand deposits                                   $ 17,700        $  8,928
    Time deposits
        Restricted (Note 7)                                               4,850           6,139
    Short-term money market instruments
        Restricted (Note 23 (a))                                          2,000           3,000
        Unrestricted                                                      1,255          22,306
                                                                       --------        --------
                                                                       $ 25,805        $ 40,373
                                                                       ========        ========
SUPPLEMENTARY INFORMATION (Note 21)

                                                                  [IVANHOE LOGO]


Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular dollar amounts in thousands)


 1.      NATURE OF OPERATIONS

         Ivanhoe Mines Ltd. (the "Company"), together with its subsidiaries and joint venture (collectively referred to as "Ivanhoe Mines"), is an international mineral exploration and development company holding interests in mineral resource projects principally in Southeast and Central Asia, Australia and Norway.

 2.      SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies used in these consolidated financial statements are as follows:

         (a)      Principles of consolidation

                  These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are ABM Mining Limited (Yukon, Canada), Ivanhoe Mines Mongolia Inc. (B.V.I.), Korea Gold Mines Limited (Malta) and their respective subsidiaries, Ivanhoe Myanmar Holdings Limited (Myanmar) and Bakyrchik Mining Venture ("BMV") (Kazakhstan) (70% owned). ABM Mining Limited and its subsidiaries are individually and collectively referred to in these financial statements as "ABM".

                  Ivanhoe Mines' investment in Myanmar Ivanhoe Copper Company Limited ("JVCo") (Myanmar) (50% owned), which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statements its proportionate share of the assets, liabilities, revenues and expenses of JVCo.

                  All intercompany transactions and balances have been eliminated.

         (b)      Accounting estimates

                  Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

                  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, notes receivable and investments, the quantities of copper in heap and circuit, the proven and probable ore reserves, the estimated recoverable tonnes of ore, the estimated net realizable value of metals inventories, the expected economic lives of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

         (c)      Foreign currencies

                  The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its foreign subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains or losses are included in operations.

         (d)      Cash

                  Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

                                                                 [IVANHOE LOGO]

         (e)      Inventories

                  Metals inventories are valued at the lower of the weighted average cost of production and net realizable value.

                  Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

         (f)      Other investments

                  Investments in companies 20% to 50% owned, where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines' share of their earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

                  The remaining investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

                  Provisions for impairment of investments are made, where necessary, to recognize other than temporary declines in value.

         (g)      Mining property, plant and equipment

                  Mining property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues) less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

                  On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over three to fifteen years), as appropriate.

                  Capital projects in progress are not depreciated until the capital asset has been put into operation.

                  Mining costs associated with waste rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area.

                  Ivanhoe Mines reviews the carrying values of its mining property, plant and equipment on a regular basis, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.

         (h)      Other mineral property interests

                  All direct costs related to the acquisition of other mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

                                                                 [IVANHOE LOGO]

         (h)      Other mineral property interests (continued)

                  Gains or losses are recognized on property dispositions when the value of the consideration received exceeds or is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

                  Ivanhoe Mines reviews the carrying values of its other mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by Ivanhoe Mines and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

                  Certain of Ivanhoe Mines' exploration activities are conducted jointly with others. These consolidated financial statements reflect only Ivanhoe Mines' interests in such activities.

         (i)      Environmental protection practices

                  Ivanhoe Mines is subject to the laws and regulations relating to environmental matters in the jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

                  Environmental obligations for the mining activities of ABM at Savage River have been specifically addressed in the Goldamere Act passed by the Tasmanian Parliament. Under this Act, the Tasmanian Government covenants to indemnify Ivanhoe Mines from any environmental claims arising out of operations of the Savage River Project prior to acquisition by ABM.

         (j)      Future mine reclamation costs

                  Ivanhoe Mines reviews, from time to time, the anticipated costs associated with the reclamation of mine sites. These costs are accrued and charged to operations over the estimated life of each mine using the unit-of-production method based on proven and probable reserves.

         (k)      Revenue recognition

                  Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) the risks and rewards of ownership pass to the purchaser including delivery of the product; (ii) the selling price is fixed or determinable, and (iii) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

         (l)      Equity incentive plan

                  The Company has an Employees' and Directors' Equity Incentive Plan which is disclosed in Note 18 (b). No compensation expense is recognized for this plan when share options are issued to employees and directors. The Company recognizes compensation expense for the fair value of shares issued, pursuant to the share bonus plan and the share purchase plan, in excess of any contributions by employees. Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital.

                                                                  [IVANHOE LOGO]

         (m)      Commodity contracts

                  Ivanhoe Mines uses, from time to time, forward sales and option contracts to effectively provide a minimum sales price for a portion of metals inventories and future production. Gains or losses on these contracts are recognized in revenues when the related product is sold.

         (n)      Foreign exchange contracts

                  ABM has entered into a forward currency contract that the Company has not designated as a hedge. Unrealized gains or losses on this forward currency contract are included in operations.

         (o)      Income taxes

                  Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

         (p)      Loss per share

                  The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The fully diluted loss per share reflects the potential dilution of common share equivalents, such as shares issuable on conversion of convertible debt, outstanding stock options and outstanding warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the "if-converted" method is used for the assumed conversion of convertible debt at the beginning of the year. In addition, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year.

         (q)      Comparative figures

                  Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2001. In particular, the Company has reclassified to current assets $3,240,000 of future income tax assets at December 31, 2000 previously included in noncurrent assets.

 3.      ACCOUNTING CHANGES

         (a) In 2001, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants (the "CICA") with respect to the loss per share, as described in Note 2 (p). In prior years, the computation of the fully diluted loss per share used the imputed earnings approach for determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding. This change has been applied retroactively; however, there was no change to the prior year's previously reported basic and fully diluted loss per share.

         (b) In 2001, the Company also adopted the new accounting recommendations of the CICA with respect to foreign currency translation, as described in Note 2 (c). Prior to 2001, the unrealized exchange gains or losses relating to term debt denominated in foreign currencies were deferred and amortized over the remaining term of the underlying debt. These exchange gains or losses are

                                                                  [IVANHOE LOGO]
                  now included in operations. This change has resulted in a decrease of $2,150,000 ($0.02 per share) in the net loss for the year ended December 31, 2001. There were no such unrealized exchange gains or losses as at December 31, 2000 and accordingly, this change did not have any effect on the net loss for the year ended December 31, 2000.


 4.      BUSINESS ACQUISITION

         On December 31, 2000, the Company acquired all of the outstanding shares of ABM Mining Limited ("ABM") by the issue of 50,322,533 common shares with a fair value, based on the closing price of the Company's common shares for a period before and after the acquisition date, aggregating $31,064,000. The Company also acquired all of the outstanding stock options of ABM by the grant of an aggregate of 4,455,344 stock options of the Company with a fair value, based on a Black-Scholes Model, aggregating $1,750,000. In addition, the Company also granted the holders of amounts due to related parties an option to convert their outstanding debt into a maximum of 30,625,000 common shares. The fair value of this option, based on a Black-Scholes Model, aggregated $8,625,000. ABM, through its subsidiaries, is engaged in the operation of an iron ore mine in Tasmania, Australia, and in the development of an open pit mine leading to the production and sale of iron ore pellets in Kirkenes, Norway. ABM was previously controlled by a director and officer of the Company.

         This acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was as follows:


Current assets (including cash of $3,209,000)                                                          $         16,874
Mining property, plant and equipment                                                                            104,779
Future income tax assets                                                                                          6,900
Current liabilities                                                                                             (25,977)
Due to related parties                                                                                          (21,588)
Long-term debt                                                                                                  (24,138)
Other liabilities                                                                                               (12,200)
Future income tax liabilities                                                                                    (1,577)
                                                                                                       ----------------
                                                                                                       $         43,073
                                                                                                       ================
Consideration comprised of:
  50,322,533 common shares of the Company with a fair value of $0.62 per share                         $         31,064
  Conversion option to acquire 30,625,000 common shares with a fair value of
    $0.28 per share                                                                                               8,625
  4,455,344 stock options with a fair value of $0.39 per option                                                   1,750
Transaction costs                                                                                                 1,634
                                                                                                       ----------------
                                                                                                       $         43,073
                                                                                                       ================

In 2001, the Company revised its accounting for the acquisition of ABM as a result of new information becoming available. This revision was accounted for in 2001 by increasing the cost of operations and the recovery of income and capital taxes by $1,700,000 with no effect on the net loss for the year.

The fair values of the conversion option and the stock options, aggregating $10,375,000 at December 31, 2000, were credited to additional paid-in capital. In 2001, an amount of $8,625,000 was transferred to share capital on exercise of the conversion option (Note 13) and $53,000 was transferred to share capital on exercise of certain of the stock options (Note 18(a)).

                                                                  [IVANHOE LOGO]

         ABM's operating results are included in the operating results of Ivanhoe Mines from January 1, 2001. ABM had, for the year ended December 31, 2000, net income of $714,000 (including a gain of $11,539,000 resulting from the forgiveness of interest by related parties) with revenue from iron ore sales of $60,823,000. The pro forma operating results of Ivanhoe Mines for the year ended December 31, 2000, assuming that the Company had acquired ABM on January 1, 2000, are as follows:

Revenue:
  Copper sales                                                                                     $   22,470
  Iron ore sales                                                                                       60,823
                                                                                                   ----------
                                                                                                   $   83,293
                                                                                                   ==========
Net loss (including a provision of $14,000,000 for an unrealized loss on forward currency contract (Note 23 (f)) and net of a gain of $11,539,000 resulting from
  the forgiveness of interest by related parties)                                                  $   29,715
                                                                                                   ----------
Basic and fully diluted loss per share                                                             $     0.24
                                                                                                   ----------
Weighted average number of shares outstanding (in 000's)                                              124,814
                                                                                                   ==========

 5.      INVESTMENT IN ABM

         The global slow down during 2001 in the steel industry has resulted in reduced demand for iron ore pellets. As there were no immediate prospects for an early recovery in the iron ore market, the Savage River operation of ABM commenced, in the third quarter of 2001, negotiations for a restructuring of its financing package with its major lenders and other stakeholders. The Savage River operation is continuing with these negotiations, but there can be no assurance that the desired additional suitable concessions will be obtained from those stakeholders.

         If suitable concessions from the major stakeholders are not obtained, or if the Savage River operations deteriorate, ABM may not be able to continue as a going concern and accordingly, adjustments may be required to the carrying values and classifications of its assets and liabilities, and those adjustments may be material.

                                                                  [IVANHOE LOGO]

        The following is a summary of the carrying values of the Savage River operation's assets and liabilities as at December 31, 2001, which are included in these financial statements:




        ASSETS
        CURRENT
          Cash                                                                                                   $       1,077
          Accounts receivable                                                                                            1,285
          Inventories                                                                                                   15,396
          Prepaid expenses                                                                                                 397
          Future income taxes                                                                                            4,635
                                                                                                                 -------------
                                                                                                                        22,790

        MINING PROPERTY, PLANT AND EQUIPMENT (Note 11)                                                                  45,295
        FUTURE INCOME TAXES                                                                                                775
                                                                                                                 -------------
                                                                                                                        68,860
                                                                                                                 -------------
        LIABILITIES
          Accounts payable and accrued liabilities                                                                      26,397
          Current portion of long-term debt                                                                             10,794
                                                                                                                 -------------
                                                                                                                        37,191

        LOAN PAYABLE TO RELATED PARTIES (non-recourse to the Company)                                                    4,696
        LONG-TERM DEBT (non-recourse to the Company)                                                                    17,757
        FUTURE INCOME TAXES                                                                                              2,917
        OTHER LIABILITIES                                                                                                2,582
                                                                                                                 -------------
                                                                                                                        65,143
                                                                                                                 -------------
CARRYING VALUE OF NET ASSETS                                                                                     $       3,717
                                                                                                                 =============


6.      INVESTMENT IN JOINT VENTURE

        Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit coppermining operations at Monywa in the Union of Myanmar. JVCo has a term, with respect to each deposit, of twenty years from the date of commercial production, which is renewable in certain circumstances for an additional five years.

        JVCo completed construction of a mining complex in 1998 to develop the Sabetaung and Kyisintaung ("S&K") deposits within the Monywa Copper Project. Commercial production from these deposits commenced during the first quarter of 1999.

                                                                  [IVANHOE LOGO]

         These consolidated financial statements include Ivanhoe Mines' proportionate share of JVCo's assets, liabilities, revenues, expenses, net income and cash flows as follows:




                                                                                                 December 31,
                                                                                  ----------------------------------------
                                                                                      2001                         2000
                                                                                  -------------               ------------
        Current assets                                                            $      14,998               $     16,439
        Capital assets                                                                  133,597                    133,752
        Current liabilities                                                             (12,080)                   (12,412)
        Other liabilities                                                               (12,507)                   (12,006)
        Long-term debt                                                                  (22,500)                   (30,000)
        Retained earnings                                                                (9,093)                    (6,580)
                                                                                  -------------               ------------
        Investment in JVCo eliminated on consolidation                            $      92,415               $     89,193
                                                                                  =============               ============



                                                                                           Years ended December 31,
                                                                                  -----------------------------------------
                                                                                      2001                        2000
                                                                                  -------------               ------------
        Revenues                                                                  $      19,556               $     22,394
        Expenses                                                                        (17,043)                   (19,157)
                                                                                  -------------               ------------
        Net income                                                                $       2,513               $      3,237
                                                                                  -------------               ------------
        Cash flows
          From operating activities                                               $       8,183               $      9,367
          For investing activities                                                       (3,335)                    (1,494)
          For financing activities                                                       (7,500)                    (7,500)
                                                                                  -------------               ------------
                                                                                  $      (2,652)              $        373
                                                                                  -------------               ------------

        Ivanhoe Mines investment in JVCo includes costs incurred with respect to JVCo's Monywa Copper Project in Myanmar in excess of its equity contribution of $28,001,000 to JVCo. These costs have been allocated to capital assets.

        JVCo has been granted certain exemptions and relief from income taxes payable under the laws of Myanmar including, amongst other things, an exemption from income taxes for a period of four consecutive years commencing on January 1, 1999, the date of commencement of commercial production. JVCo may also apply to the appropriate authority in Myanmar for certain other exemptions following the four-year tax holiday period.

 7.     CASH

        Cash at December 31, 2001 and 2000 included Ivanhoe Mines' share of JVCo's cash balances of approximately $7,396,000 and $10,048,000, respectively, which were not available for Ivanhoe Mines' general corporate purposes. Cash at December 31, 2001 and 2000 was also restricted to the extent of support for outstanding letters of credit discussed in Note 23 (a).

                                                                  [IVANHOE LOGO]

 8.      ACCOUNTS RECEIVABLE


                                                                        December 31,
                                                               --------------------------
                                                                2001                2000
                                                               ------              ------
         Trade                                                 $  960              $3,341
         Refundable taxes                                         600                 545
         Accrued interest                                          --                 620
         Other                                                    863               1,015
                                                               ------              ------
                                                               $2,423              $5,521


 9.      INVENTORIES


                                                                       December 31,
                                                                 ------------------------
                                                                   2001             2000
                                                                 -------          -------
         Metals
           Finished goods                                        $ 6,701          $ 3,100
           Work in progress                                       10,065            6,622
         Mine stores, supplies and other                           5,763            6,066
                                                                 -------          -------
                                                                 $22,529          $15,788
                                                                 =======          =======


         During 2000, JVCo experienced some unfavourable copper solution recoveries due to the stacking of clay bearing material on the heaps. As the ultimate recovery of copper from the various heap cells containing these clay bearing materials was uncertain, the Company made a one-time non-recurring write down to the work in progress heap inventory of approximately $2,209,000. Management of the Company believes that, with the change that has been made to JVCo's mining plan, the clay issue is under control and that future inventory write-downs related to this issue are unlikely.

         During 2001, ABM wrote down its run-of-mine work in progress iron ore inventory by $2,584,000 as a result of declining grades.

10.      OTHER INVESTMENTS


                                                                         December 31,
                                                                     -------------------
                                                                      2001         2000
                                                                     ------       ------
         GTL Resources Plc ("GTL")(a)                                $1,400       $1,644
         Emperor Mines Limited ("Emperor")(b)                         2,084        2,084
         Olympus Pacific Minerals Inc. ("Olympus")(c)                 1,339        1,339
                                                                     ------       ------
                                                                     $4,823       $5,067
                                                                     ======       ======

         (a) The quoted market value of the Company's equity interest in GTL at December 31, 2001 was $1,978,000 (December 31, 2000 -
              $4,237,000). This equity interest was subsequently exchanged for another investment (Note 25(c)).

         (b) The equity market conditions for Emperor deteriorated during the second half of 2000 with the result that the quoted market value of Ivanhoe Mines' investment in Emperor decreased significantly below its carrying value. Accordingly, the Company made an impairment provision of $4,645,000 in 2000 against this investment.

                                                                  [IVANHOE LOGO]

                  At December 31, 2001 and 2000, Ivanhoe Mines held approximately 18% of the outstanding common shares of Emperor which, through its subsidiaries, operates the Emperor Gold Mine located at Vatukoula, Fiji. The quoted market value of its investment at those dates was $2,665,000 and $2,926,000, respectively.

         (c) The investment currently consists of 5,065,867 common shares of Olympus, representing approximately 11% of the issued and outstanding common shares of Olympus. The estimated market value of the Company's investment in Olympus at December 31, 2001 was $2,449,000 (December 31, 2000 - $2,465,000). The
                  Company's equity interest in Olympus was subsequently increased as discussed in Note 25(b)).

11.      MINING PROPERTY, PLANT AND EQUIPMENT


                                                                                  December 31,
                                                          ------------------------------------------------------------
                                                                             2001                           2000
                                                          ------------------------------------------  ----------------
                                                                        Accumulated
                                                                       Depletion and
                                                                       Depreciation,
                                                                         Including        Net Book        Net Book
                                                              Cost      Write-downs         Value           Value
                                                          -----------  --------------   ------------   --------------
         Mining properties, including development
          and preproduction costs                          $  150,466    $   (44,732)    $  105,734      $  106,364
         Mine buildings                                        20,258        (12,164)         8,094          14,798
         Plant and equipment                                  145,427        (77,792)        67,635         117,157
         Other                                                    353           (146)           207             212
                                                           ----------    -----------     ----------      ----------
                                                           $  316,504    $  (134,834)    $  181,670      $  238,531
                                                           ==========    ===========     ==========      ==========

Capital projects in progress at December 31, 2001 amounted to $3,636,000.

In view of the operating results of the Savage River iron ore mine in Tasmania during 2001, Ivanhoe Mines has completed a review of the carrying values of its Savage River mining property, plant and equipment with the result that an impairment provision of $53,812,000 has been made at December 31, 2001 for the estimated other than temporary decline in value. The Company will continue to review the carrying value of the Savage River mining property, plant and equipment on a regular basis for indications of further impairment. The economics of the Savage River Mine Project are particularly sensitive to changes in selling prices and operating costs. As a consequence, any adverse changes in those selling prices and/or operating costs would result in further impairment provisions and those provisions may be material.

Ivanhoe Mines iron ore mine in Norway remains on a care-and-maintenance basis. In 2001, management of the Company concluded that this mine is a non-core asset and that no further expenditures of a material nature should be made in respect of that operation. As a consequence, Ivanhoe Mines has made an impairment provision of $5,380,000 for the estimated other than temporary decline in value. During 2002, Ivanhoe Mines intends to abandon the Norway Mine Project, which is carried at $3,366,000 at December 31, 2001.

Ivanhoe Mines placed the BMV on a care and maintenance basis in prior years, pending a sustained recovery in the price of gold, at which time the Company intends to seek project financing in order to complete development of the Bakyrchik Mine Project. The Bakyrchik Mine Project, which has a cost of $90,814,000 as at December 31, 2001 and 2000, is carried at a nominal value.

                                                                  [IVANHOE LOGO]



12.      OTHER MINERAL PROPERTY INTERESTS


                                                                                         December 31,
                                                                          -----------------------------------------
                                                                               2001                       2000
                                                                          --------------              -------------
         Mongolia(a)                                                         $     --                    $     --
         South Korea(b)                                                            --                         687
         Myanmar(c)                                                                --                          --
         Vietnam(d)                                                                --                          --
                                                                             --------                     -------
                                                                             $     --                     $   687
                                                                             ========                     =======


          The foregoing table reflects the application of Ivanhoe Mines' accounting policy discussed in Note 2(h).

          (a) Mongolia - Ivanhoe Mines has acquired from BHP Minerals International Exploration Inc. ("BHP") the right to earn a 100% interest in the Turquoise Hill (Oyu Tolgoi) copper/gold project in Mongolia. Ivanhoe Mines is required to incur a minimum of $3,000,000 in exploration expenditures during the first three years of the agreement (which amount has been spent). To complete its earn-in, Ivanhoe Mines is required to pay BHP a total of $5,000,000 after the initial three-year period and to incur an additional $3,000,000 of exploration expenditures over a further four year period (which amounts have been paid or spent subsequent to December 31, 2001). BHP has limited back-in rights which, if not exercised, will result in BHP retaining a 2% net smelter returns royalty.

               Subsequent to December 31, 2001, the Company acquired additional mineral exploration licenses in the same geological province as the Turquoise Hill project in Mongolia. Mineral exploration licenses are valid for a period of three years and, through renewals, can be extended to a maximum of seven years. These rights are maintained in good standing through the payment of an annual license fee.

          (b) South Korea - Ivanhoe Mines has a 90% interest in an exploration project in the Cholla-namdo Province of South Korea. Ivanhoe Mines is required to fund all of the exploration costs and land rents, both of which are reimbursable to Ivanhoe Mines from the revenues from the project. Construction of the mine and mine facilities commenced in January 2002, and it is currently anticipated that commercial production will commence during the second quarter of 2002. Accordingly, accumulated costs of acquisition and development of $926,000 to December 31, 2001 have been reclassified to Mining Property, Plant and Equipment. Ivanhoe Mines has also acquired the mining rights to certain other mining prospects.

          (c) Myanmar Exploration Projects - Ivanhoe Mines has entered into agreements with the Myanmar Department of Geological Survey and Mineral Exploration ("DGSE"), whereby Ivanhoe Mines has been granted the exclusive right to undertake gold and copper prospecting and exploration activities on certain exploration blocks located in the Union of Myanmar. These agreements provide that, upon the determination of economically recoverable reserves in any of these exploration blocks, Ivanhoe Mines and the appropriate state mining entity nominated by the government of Myanmar will each hold an 83% and 17% equity interest, respectively, in any joint venture company formed to develop the project.

          (d) Vietnam - Ivanhoe Mines owns a 32.6% interest in a joint venture with Olympus and Zedex Limited to explore and develop two exploration licences in the Phuoc Son area of Vietnam. Olympus is the operator of the joint venture.

                                                                  [IVANHOE LOGO]

          During 2000, Ivanhoe Mines determined that no further exploration work would be conducted on its mineral property interests in Indonesia and Thailand and accordingly, acquisition costs of $6,134,000 and $232,000, respectively, were written off.

13.       OTHER ASSETS


                                                                                December 31,
                                                                          --------------------------
                                                                             2001             2000
                                                                          ---------       ----------
         Due from joint venture partner                                   $   1,420       $    1,404

          The amount due from the joint venture partner is unsecured with no fixed terms of repayment and bears interest at LIBOR plus 2%. Ivanhoe Mines charged net interest of $78,000 in 2001 and $102,000 in 2000, which is included in the balance receivable.

14.       LOANS PAYABLE TO RELATED PARTIES


                                                                            December 31,
                                                                       ---------------------
                                                                         2001          2000
                                                                       -------       -------
         Companies with directors in common
           11.50% loan payable of $2,874,000                           $    --       $ 2,336
           Loan payable of $7,222,000 with interest at Citibank
           U.S. prime rate plus 3%                                          --         6,170
         Director, officer and controlling shareholder of the
           Company
           Loan payable of $5,470,000 with interest at Bank of
           Montreal U.S. prime rate plus 2.5%                               --         4,559
         Company under common control
           Loan payable of $5,088,000 at December 31, 2001 and
           $9,977,000 at December 31, 2000 with interest at Bank of
           Montreal U.S. prime rate plus 3%                              4,696         8,523
                                                                       -------       -------
                                                                       $ 4,696       $21,588
                                                                       =======       =======


          These loans are all unsecured and repayable in U.S. dollars. Certain of these loans with outstanding principal and accrued interest aggregating $23,075,000 were converted into 30,625,000 common shares of the Company on December 31, 2001.

          These related parties have, amongst other things, postponed the repayment of their loans and accrued interest until ABM and its subsidiaries begin to generate positive cash flow, as defined in an agreement entered into on November 6, 2000 (the "Amending Agreement").

          These loans are carried at their fair value as determined in Ivanhoe Mines' accounting for the acquisition of ABM's net assets (Note 4). The carrying value of these loans will be accreted to their face value over the period to December 31, 2005 as an adjustment to interest expense. For those loans converted into common shares on December 31, 2001, the unamortized loan discount balance has been charged to share capital.

                                                                  [IVANHOE LOGO]

14.       LOANS PAYABLE TO RELATED PARTIES (CONTINUED)

          It is unlikely that ABM and its subsidiaries will achieve positive cash flow (as defined in the Amending Agreement) prior to January 1, 2003. These loans, including accrued interest, were therefore classified as non-current liabilities.

          These loans are subordinated to ABM's bank term loan discussed in Note 15 and are non-recourse to the Company.

15.       LONG-TERM DEBT


                                                                  December 31,
                                                            ------------------------
                                                               2001           2000
                                                            --------        --------
         JVCo:
           Share of loan payable (a)                        $ 30,000        $ 37,500
         ABM:
           Bank term loan (b)                                 22,292          19,876
           Deferred purchase obligation (c)                    3,933           4,037
           Equipment purchase loans (d)                        2,325              --
           Equipment purchase loan (e)                         2,880           4,439
           Unsecured loan (f)                                    540             551
                                                            --------        --------
                                                              61,970          66,403
         Less: Amount included in current liabilities        (20,133)        (12,265)
                                                            --------        --------
                                                            $ 41,837        $ 54,138
                                                            ========        ========

     All of the long-term debt is non-recourse to the Company.

     The future principal repayments required on the debt outstanding at December 31, 2001 is as follows:


         2002                                                                                           $       20,133
         2003                                                                                                   14,326
         2004                                                                                                   14,770
         2005                                                                                                    7,528
         2006                                                                                                    1,280
         Deferred purchase obligation to be settled through future remediation work to
          be performed (Note 23 (d))                                                                             3,933
                                                                                                        --------------
                                                                                                        $       61,970
                                                                                                        ==============


          (a) JVCo's loan of $60,000,000 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in minimum semi-annual instalments of $7,500,000 (of which $3,750,000 is attributable to Ivanhoe Mines), which commenced in February 2000, until maturity in August 2005. JVCo will also be required to make additional principal repayments in certain circumstances based on certain financial ratios and the level of cash flow above specified levels. The credit agreement requires that JVCo maintain working capital of not less than $5,000,000. In addition, the credit agreement contains certain restrictions regarding, amongst other things, the ability of JVCo to incur additional indebtedness and the payment of cash dividends in certain circumstances. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo's operating and restricted cash balances, and a floating charge on all other assets of JVCo.

                                                                  [IVANHOE LOGO]

               At December 31, 2001, JVCo is in compliance with the minimum working capital requirement discussed above. However, it is likely that JVCo will not be in compliance with this requirement during 2002. In such event, management of the Company believes that JVCo will request and obtain a waiver from the lenders. However, there can be no assurance that such a waiver will be obtained, in which case the loan plus all accrued and unpaid interest would be payable on demand.

               JVCo is required to pay a non-refundable management fee of 0.75% per annum on the amounts drawn-down. This amount is included in interest on long-term debt.

               The effective interest rate on the loan facility was 7.82% at December 31, 2001 and 10.08% at December 31, 2000.

               Ivanhoe Mines' share of the interest incurred on this loan during the year ended December 31, 2001 and 2000 amounted to $4,032,000 and $4,534,000, respectively, of which $422,000 and $Nil, respectively, was capitalized to mining property, plant and equipment.

          (b) ABM's bank term loan is part of a senior secured credit facility aggregating Australian ("A")$43,891,000, including a project financing facility of A$39,891,000, an environmental letter of credit facility of A$1,500,000 and a working capital facility of A$2,500,000. This credit facility matures on December 31, 2004. Included in the project financing facility is an aggregate of A$7,141,000 resulting from the conversion, during 2001, of foreign exchange losses attributable to the foreign exchange contract discussed in Note 23 (f).

               The project financing facility bears interest at a rate equal to the rate displayed on the Reuter's screen BBSY page on the first day of each funding period (4.29% at December 31, 2001 and 5.98% at December 31, 2000) plus 2% to 2.5% and is repayable in semi-annual instalments of varying amounts until maturity in December 2004. The senior credit facility contains certain restrictive covenants regarding, amongst other things: (i) the creation of liens, (ii) dispositions of assets, (iii) the incurrence of additional indebtedness, (iv) transactions with affiliates, (v) sale and leaseback transactions, and (vi) dividends and other payments.

               The facility is secured by a first lien over ABM's Australian assets, including the mining lease over the mineral rights to the Savage River Project.

               ABM also has an outstanding A$1,500,000 obligation secured by a bond issued pursuant to the environmental letter of credit facility to partially pay for implementation of an environmental rehabilitation plan in the event of cessation of operations at the Savage River Project.

          (c) A subsidiary of ABM has an agreement with the Tasmanian Parliament to defer the payment for the purchase of the assets of the Savage River Project. This deferred obligation, which amounted to A$13,869,000 at December 31, 2001 and A$13,719,000 at
               December 31, 2000, is secured by an A$13,000,000 second mortgage on the assets of one of ABM's subsidiaries and is repayable by December 24, 2014, primarily by carrying out remediation work for the purpose of rehabilitating areas disturbed by operations prior to ABM's acquisition of an interest in the site (Note 22 (d)).

               The obligation amounted to $7,065,000 at December 31, 2001 and $7,672,000 at December 31, 2000, and bears interest on a basis agreed to with the Tasmanian government, payable on specified dates. Thereafter, the obligation will not bear interest, but the balance will increase annually by the change in the Australian All Groups Consumer Price Index. For accounting purposes, this obligation has been discounted using an interest rate of 10% to its present value of $3,933,000 at December 31, 2001 and $4,037,000 at December 31, 2000.

                                                                  [IVANHOE LOGO]

          (d) These equipment purchase loans of A$4,566,000 bear interest at rates between 5.64% and 6.60% and are repayable in monthly instalments of $155,000, including interest, until maturity in June 2004. These loans are secured by the related equipment.

          (e) This equipment purchase loan of Norwegian Kroner ("NOK") 25,799,000 bears interest at 6% and is repayable in quarterly instalments of NOK 2,639,000, including interest, until maturity in April 2003. The loan is secured by a charge against certain accounts receivable and capital assets of ABM's Norwegian subsidiary. This loan has been classified as a current liability at December 31, 2001, as ABM has ceased payments of principal and interest (Note 11).

          (f) This loan of NOK 4,840,000 is unsecured and bears interest at a variable rate, which at December 31, 2001 was 9.9%. The loan is repayable in semi-annual instalments of NOK 484,000, commencing in January 2002, until maturity in July 2006.

16.       INCOME TAXES

          Ivanhoe Mines' provision for (recovery of) income and capital taxes consists of the following:


                                    Years ended December 31,
                                   -------------------------
                                    2001                2000
                                   -----               -----
         Future income taxes       $ 168               $(836)
         Capital taxes               (95)                 73
                                   -----               -----
                                   $  73               $(763)
                                   =====               =====

                                                                  [IVANHOE LOGO]

          Future income tax assets and liabilities at December 31, 2001 and 2000 arise from the following:


                                                                          2001           2000
                                                                        --------        --------
          Future income tax assets
            Investments                                                 $ 11,050      $ 14,049
            Mining property, plant and equipment                           1,537        11,797
            Accrued loss on a foreign currency contract                    5,410         6,900
            Loss carry-forwards                                           29,303        24,922
                                                                        --------      --------
                                                                          47,300        57,668
            Valuation allowance                                          (40,225)      (32,380)
                                                                        --------      --------
            Net future income tax assets                                   7,075        25,288
                                                                        --------      --------
          Future income tax liabilities
            Mining property, plant and equipment                          12,751        27,799
            Long-term debt                                                   980         2,277
                                                                        --------      --------
                                                                          13,731        30,076
                                                                        --------      --------
          Future income tax liabilities, net                            $  6,656      $  4,788
                                                                        ========      ========
          Disclosed on the Consolidated Balance Sheets as:
            Future income tax assets (including current portion of
             $4,635,000 in 2001 and $3,240,000 in 2000 arising from
             the current portion of the accrued loss on a foreign
             currency contract)                                         $  7,075      $  7,588
            Future income tax liabilities                                 13,731        12,376
                                                                        --------      --------
          Future income tax liabilities, net                            $  6,656      $  4,788
                                                                        ========      ========


A reconciliation of the (provision for) recovery of income and capital taxes is as follows:


                                                                           Years ended December 31,
                                                                           -----------------------
                                                                             2001           2000
                                                                           --------        -------
          Provision for recovery of income taxes based on combined
            Canadian federal and provincial statutory rates
            of 44.6% in 2001 and 45.6% in 2000                             $ 37,908      $ 8,144
          Add (deduct)
            Capital taxes                                                        95          (74)
            Lower foreign tax rates                                         (12,169)      (1,569)
            JVCo's relief from income taxes                                     391          388
            Adjustment arising from revision to the accounting for the
             acquisition of ABM (Note 4)                                      1,700           --
            Tax effect of losses not recognized                             (10,119)      (6,814)
            Tax benefits recognized on prior year losses                      1,112           --
            Change in valuation allowance for future income tax
             assets                                                         (16,161)         688
            Other                                                            (2,830)          --
                                                                           --------      -------
          (Provision for) recovery of income and capital taxes             $    (73)     $   763
                                                                           ========      =======

                                                                  [IVANHOE LOGO]

         At December 31, 2001, Ivanhoe Mines had deductible temporary differences aggregating approximately $6,035,000 and the following unused tax losses, for which no future income tax assets had been recognized:


                                                      LOCAL                 U.S. DOLLAR          EXPIRY
                                                     CURRENCY                EQUIVALENT           DATE
                                                 -----------------          -----------        ------------
         Canada                       Cdn            $      21,919          $    13,760        2003 to 2008
         Australia                    A                    130,975               66,719                  (a)
         Mongolia                     Mnt                3,943,500                3,585                  (b)


          (a) These losses can be carried forward indefinitely, subject to continuity of ownership and business tests.

          (b) These losses are carried forward indefinitely until such time as production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

          Ivanhoe Mines also has unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these losses will be utilized.

17.       OTHER LIABILITIES


                                                                          December 31,
                                                                      -------------------
                                                                        2001       2000
                                                                      -------     -------
          Royalty payable                                             $ 1,281     $   868
          Provision for future waste mining costs and mine
           reclamation obligations                                      1,130       1,023
          Accrued loss on foreign exchange contract (Note 23 (f))       2,582      12,200
          Employee entitlements                                         1,184         838
                                                                      -------     -------
                                                                      $ 6,177     $14,929
                                                                      =======     =======


          JVCo is required to pay a royalty to the Ministry of Mines of the Union of Myanmar on the value of Copper Cathode sold. However, during the first five years following the commencement of sales of Copper Cathode, payment of one-half of the royalty is deferred and is payable in equal instalments over the next five years.

          Accounts payable and accrued liabilities at December 31, 2001 and 2000 include Ivanhoe Mines' share of the current amount of the royalty payable.

                                                                  [IVANHOE LOGO]




18.       SHARE CAPITAL

          (a) Since December 31, 1999, the Company has issued the following Common Shares:


                                                                   Number
                                                                 of Shares       Amount
                                                               ------------     --------
          Balance, December 31, 1999                             74,411,194     $383,349
          Shares issued for:
            Share purchase plan                                     115,326           76
            Acquisition of ABM (Note 4)                          50,322,533       31,064
                                                               ------------     --------
          Balance, December 31, 2000                            124,849,053      414,489
          Shares issued for:
            Private placement                                    15,227,139       16,349
            Exercise of stock options                               371,500          325
            Share purchase plan                                      85,792           66
            Conversion of loans payable to related parties
             (Note 14)                                           30,625,000       29,160
                                                               ------------     --------
                                                                171,158,484     $460,389
                                                               ============     ========

          (b) The Company has an Employees' and Directors' Equity Incentive Plan (the "Equity Incentive Plan "), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and
               (iii) a Share Purchase Plan.

               The Share Option Plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors, executive officers and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant.

               The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

               The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute a percentage of his or her annual basic salary in semi-monthly instalments. Each participant is, at the end of each calendar quarter during which he or she participates in the Share Purchase Plan, issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

                                                                  [IVANHOE LOGO]

          (c) A summary of share option activity and information concerning outstanding and exercisable options at December 31, 2001 is as follows:


                                                        Options Outstanding
                                                   --------------------------------
                                                    Options              Number of        Weighted
                                                   Available               Common         Average
                                                   for Grant               Shares      Exercise Price
                                                   ----------            ----------    --------------
                                                                                        (Expressed in
                                                                                      Canadian dollars)
         Balances, December 31,
           1999                                     3,040,209             4,352,233     $        4.41
           Options authorized                       7,000,000                    --                --
           Options granted on
            exchange of ABM's
            outstanding options                    (4,455,344)            4,455,344              1.20
           Options cancelled                        2,608,500            (2,608,500)             5.23
           Shares issued under share
            purchase plan                            (115,326)                   --                --
                                                   ----------            ----------     -------------
         Balances, December 31,
           2000                                     8,078,039             6,199,077              1.76
           Options granted                         (8,747,167)            8,747,167              1.31
           Options exercised                               --              (371,500)             1.13
           Options cancelled                          980,500              (980,500)             4.02
           Shares issued under share
            purchase plan                             (85,792)                   --                --
           Shares issued under share
            bonus plan                                 (6,250)                   --                --
                                                   ----------            ----------     -------------
         Balances, December 31,
           2001                                       219,330            13,594,244     $        1.40
                                                   ==========            ==========     =============

                                                                  [IVANHOE LOGO]

          (d) The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:


                             Options Outstanding                              Options Exercisable
           ----------------------------------------------------------    -----------------------------
                                     Average              Weighted                         Weighted
                                    Remaining              Average                          Average
              Number               Contractual         Exercise Price      Number       Exercise Price
           Outstanding           Life (in years)          Per Share      Exercisable      Per Share
           -----------           --------------       ---------------    -----------    --------------
                                                       (Expressed in                     (Expressed in
                                                         Canadian                          Canadian
                                                         dollars)                          dollars)
               321,900                 1.86           $     0.95           165,300      $    0.95
               190,833                 3.79                 1.08           130,833           1.08
             9,118,511                 4.11                 1.20         3,510,977           1.20
             1,100,000                 4.73                 1.60           330,000           1.60
                70,000                 4.25                 1.61            21,000           1.61
             1,990,000                 4.08                 1.70            15,000           1.70
               350,000                 4.81                 2.12           315,000           2.12
               190,000                 4.89                 2.31            57,000           2.31
               200,000                 4.86                 2.50            60,000           2.50
                35,000                 5.77                 6.74            35,000           6.74
                28,000                 0.37                12.05            28,000          12.05
            ----------                 ----           ----------         ---------      ---------
            13,594,244                 4.16           $     1.40         4,668,110      $    1.40
            ==========                 ====           ==========         =========      =========

19.      WRITE-DOWN OF CARRYING VALUES OF OTHER ASSETS


                                                         Years ended December 31,
                                                         -----------------------
                                                           2001            2000
                                                         -------         -------
          Investment in Emperor (Note 10)                $    --         $ 4,645
          Savage River Mine Project (Note 11)             53,812              --
          Norway Mine Project (Note 11)                    5,380              --
          Other mineral property interests (Note 12)          --           6,366
                                                         -------         -------
                                                         $59,192         $11,011
                                                         =======         =======

                                                                  [IVANHOE LOGO]



20.       OTHER RELATED PARTY TRANSACTIONS

          (a) Ivanhoe Mines incurred the following expenses with companies related by way of directors or shareholders in common:


                                        Years ended December 31,
                                        -----------------------
                                         2001             2000
                                        ------           ------
          Consulting                    $   39           $   40
          Interest                       3,643               --
          Office and administrative        641              583
          Salaries and benefits          1,560              822
          Travel                           837              523
                                        ------           ------
                                        $6,720           $1,968
                                        ======           ======

          (b) Accounts receivable and accounts payable at December 31, 2001 included $206,000 and $480,000, respectively, (December 31, 2000
               - $109,000 and $534,000, respectively) which were due from/to directors of the Company or its subsidiaries, a company under common control or companies related by way of directors in common.

21.       CASH FLOW INFORMATION

          (a)  Net change in non-cash operating working capital items


                                                          Years ended December 31,
                                                         -------------------------
                                                           2001             2000
                                                         --------          -------
          (Increase) decrease in:
            Accounts receivable                          $  3,098          $ 1,506
            Inventories                                    (7,625)          (1,940)
            Prepaid expenses                                 (342)             598
          Increase (decrease) in:
            Accounts payable and accrued liabilities       (7,617)          (2,616)
          Increase in employee entitlements                   346              838
                                                         --------          -------
                                                         $(12,140)         $(1,614)
                                                         ========          =======

                                                                  [IVANHOE LOGO]

          (b)  Supplementary information regarding other non-cash transactions


                                                            Years ended December 31,
                                                           -----------------------
                                                              2001          2000
                                                           --------       --------
          INVESTING ACTIVITIES:
            Acquisition of ABM (Note 4)                     $     --      $(41,439)
            Note receivable                                       --           613
            Other investments                                     --          (613)
            Expenditures on mining property, plant and
             equipment                                        (2,704)           --
                                                            --------      --------
          FINANCING ACTIVITIES:
            Conversion of long-term debt                    $(20,535)     $     --
            (Transfers from) additional paid-in capital       (8,678)       10,375
            Share capital issued                              29,213        31,064
            Proceeds from long-term debt                       2,704            --
                                                            --------      --------

          (c)  Other supplementary information


                                  Years ended December 31,
                                ---------------------------
                                 2001                 2000
                                ------               ------
          Interest received     $1,840               $3,050
                                ------               ------
          Interest paid         $4,127               $2,141
                                ------               ------

                                                                  [IVANHOE LOGO]


22.       SEGMENT DISCLOSURES

          Throughout 2000, Ivanhoe Mines had two operating segments, its copper division (Note 6) and its exploration division (Note 12). On December 31, 2000, Ivanhoe Mines acquired its third operating segment, the iron ore division (Note 4).


                                                   Operating Segments
                                              ----------------------------
          Year ended                            Copper            Iron Ore        Exploration
          December 31, 2001                    Division           Division          Division          Corporate       Consolidated
                                              ----------         ---------        -----------         ---------       ------------
          Revenue                             $   19,556         $  55,778        $        --         $      --          $ 75,334
          Cost of operations                      (9,246)          (43,590)                --                --           (52,836)
          Depreciation and depletion              (4,021)           (8,524)                --                --           (12,545)
                                              ----------         ---------           --------         ---------          --------
          Operating profit (loss)                  6,289             3,664                 --                --             9,953
          Other expenses
            General and administrative              (385)              (79)                --            (5,699)           (6,163)
            Interest                              (3,779)           (4,843)                --            (1,307)           (9,929)
            Exploration                               --                --             (7,192)               --            (7,192)
            Depreciation                              --                --               (131)              (14)             (145)
            Write-down of inventories                 --            (2,584)                --                --            (2,584)
                                              ----------         ---------           --------         ---------          --------
          Profit (loss) before the following       2,125            (3,842)            (7,323)           (7,020)          (16,060)
                                              ----------         ---------           --------         ---------          --------
          Other income (expenses)
            Mining property shut-down
              costs                                   --                --                 --            (3,744)           (3,744)
            Interest income                          368               110                  4               738             1,220
            Foreign exchange loss                     --            (7,873)               (52)              256            (7,669)
            Write-down of carrying values
              of other assets                         --           (53,812)                --            (5,380)          (59,192)
            Other                                     --               312                 (3)              211               520
                                              ----------         ---------           --------         ---------          --------
                                                     368           (61,263)               (51)           (7,919)          (68,865)
                                              ----------         ---------           --------         ---------          --------
          Income and capital taxes                    20            (1,130)             1,096               (59)              (73)
                                              ----------         ---------           --------         ---------          --------
          Net income (loss)                   $    2,513         $ (66,235)          $ (6,278)        $ (14,998)         $(84,998)
                                              ==========         =========           ========         =========          ========

                                                                  [IVANHOE LOGO]

                                                           Operating Segments
                                                 ----------------------------------------
          Year ended                              Copper        Iron Ore       Exploration
           December 31, 2000                     Division       Division        Division      Corporate   Consolidated
                                                 --------       --------     -----------    ---------     ------------
          Revenue                                $ 22,470       $     --        $     --      $     --      $ 22,470
          Cost of operations                       (8,188)            --              --            --        (8,188)
          Depreciation and depletion               (4,318)            --              --            --        (4,318)
                                                 --------       --------        --------      --------      --------
          Operating profit (loss)                   9,964             --              --            --         9,964
          Other expenses
            General and administrative               (528)            --          (1,660)       (3,724)       (5,912)
            Interest                               (4,534)            --              --            --        (4,534)
            Exploration                                --             --          (5,339)           --        (5,339)
            Depreciation                               --             --            (173)           (9)         (182)
            Write-down of inventories              (2,209)            --              --            --        (2,209)
                                                 --------       --------        --------      --------      --------
          Profit (loss) before the following        2,693             --          (7,172)       (3,733)       (8,212)
                                                 --------       --------        --------      --------      --------
          Other income (expenses)
            Mining property shut-down
             costs                                     --             --              --        (2,531)       (2,531)
            Interest income                           547             --              31         2,061         2,639
            Foreign exchange loss                      --             --              --          (726)         (726)
            Write-down of carrying values
             of other assets                           --             --          (6,366)       (4,645)      (11,011)
            Other                                      19             --              --         1,199         1,218
                                                 --------       --------        --------      --------      --------
                                                      566             --          (6,335)       (4,642)      (10,411)
                                                 --------       --------        --------      --------      --------
          Income and capital taxes                    148             --             (14)          629           763
                                                 --------       --------        --------      --------      --------
          Net income (loss)                      $  3,407       $     --        $(13,521)     $ (7,746)     $(17,860)
                                                 --------       --------        --------      --------      --------
          Total assets
            2001                                 $147,027       $ 68,860        $  4,025      $ 27,690      $247,602
            2000                                  150,191        128,554*          2,208        35,406       316,359
                                                 ========       ========        ========      ========      ========


          *    ABM's assets acquired on December 31, 2000 (Note 4).


                                                          December 31,
                                                    ---------------------
                                                      2001         2000
                                                    --------     --------
          Capital assets at the end of the year
            Australia                               $ 45,295     $ 95,933
            Mongolia                                     256           --
            Myanmar                                  132,125      133,812
            Norway                                     3,420        8,846
            South Korea                                  951          717
            Other                                        147          319
                                                    --------     --------
                                                    $182,194     $239,627
                                                    ========     ========

          Capital assets consist of mining property, plant and equipment, other mineral property interests and other capital assets.

                                                                  [IVANHOE LOGO]


23.       COMMITMENTS

          (a) Ivanhoe Mines has exploration commitments in the ordinary course of business to expend funds towards retaining its interests in mineral properties (Note 12). In that regard, Ivanhoe Mines has lodged letters of credit aggregating $2,000,000 at December 31, 2001 and $3,000,000 at December 31, 2000 in support of certain of these commitments.

          (b) JVCo has entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to a company (the "Major Customer") affiliated with one of the lenders of the project financing. This agreement terminates no later than December 31, 2005, but may terminate earlier if certain events occur.

               During the years ended December 31, 2001 and 2000, substantially all of the Copper Division sales were made to the Major Customer.

          (c) ABM has, in the normal course of its business, entered into various long-term contracts which include commitments for future payments under contracts for capital expenditures, power, port operations, equipment rentals and other arrangements as follows:

               (i)  Capital expenditure commitments

                    2002                                    $        1,362
                                                            --------------
               (ii) Operating expenditure commitments

                    2002                                    $        8,060
                    2003                                             4,784
                    2004                                             3,700
                    2005                                             3,195
                    2006                                             1,930
                    Thereafter                                         429
                                                            --------------
                                                            $       22,098
                                                            ==============


          (d) ABM is committed, pursuant to the deferred purchase obligation (Note 15), to co-manage with the Tasmanian Government the remediation of environmental exposures created by prior operations on the Savage River site. The cost of the remediation work will be offset against the face value of the deferred purchase obligation over the term of the agreement, with the balance to be paid in cash over the remaining 13 year term of the deferred purchase obligation. The remediation work may be carried out by ABM in conjunction with normal mining operations.

          (e) ABM has entered into contracts with two of its major customers for the sale of a guaranteed quantity of iron ore. The sales price of iron ore specified in these agreements is renegotiated annually.

          (f) ABM has agreed to deliver U.S.$5,000,000 of currency each month until February 2003 at an exchange rate of U.S.$0.6817 per 1A$. The remaining obligation under this contract was U.S.$70,700,000 at December 31, 2001 and U.S.$130,000,000 at December 31, 2000.
               This commitment has been marked to market for accounting purposes. The accrued loss at December 31, 2001 and 2000 amounted to $18,032,000 and $23,000,000, respectively, of which $2,582,000 and $12,200,000, respectively, was included in other liabilities and the balance of $15,450,000 and $10,800,000, respectively, in accounts payable and accrued liabilities.

                                                                  [IVANHOE LOGO]

          (g) Ivanhoe Mines has commitments aggregating $470,000 for the construction of a mine and mine facilities in Korea. Total costs to develop the mine are estimated at approximately $3.3 million.

24.       DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

          (a) The estimated fair value of Ivanhoe Mines' financial instruments was as follows:


                                                              December 31,
                                           --------------------------------------------
                                                    2001                   2000
                                           --------------------     -------------------
                                           CARRYING      FAIR       Carrying     Fair
                                            AMOUNT       VALUE       Amount      Value
                                           --------     -------     --------    -------
               Cash                         $25,805     $25,805     $40,373     $40,373
               Accounts receivable            2,423       2,423       5,521       5,521
               Investments                    4,823       7,092       5,067       9,628
               Due from joint venture
                partner                       1,420       1,420       1,404       1,404
               Accounts payable and
                accrued liabilities          30,857      30,857      23,116      23,116
               Loans payable to related
                parties                       4,696       4,696      21,588      21,588
               Royalty payable                1,281          --         868          --
               Long-term debt                61,970      61,970      66,403      66,403
               Accrued loss on foreign
                exchange contract             2,582       2,582      12,200      12,200

               The fair value of Ivanhoe Mines' other investments and accrued loss on a foreign exchange contract were determined by reference to published market quotations or by use of a discounted present value calculation, all of which may not be reflective of future values.

               Ivanhoe Mines' loans due from joint venture partner, loans payable to related parties and long-term debt bear effective interest rates principally at current market rates and accordingly, their fair value approximates their carrying value.

               The fair value of the royalty payable is not readily determinable.

               The fair value of Ivanhoe Mines' remaining financial instruments was estimated to approximate their carrying value due primarily to the immediate or short-term maturity of these financial instruments.

          (b) Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Australia and Myanmar. ABM mitigates this risk by obtaining letters of credit in advance of the shipment of iron ore. Historically, Ivanhoe Mines has not experienced any significant credit losses, other than a provision for losses made in 1998, and this is not expected to change.

          (c) The credit agreement discussed in Note 15 provides that JVCo shall, at the request of the lenders, from time to time maintain one or more swaps, caps, collars or similar hedge products commonly used to hedge against interest rate fluctuations, to protect itself against the LIBOR interest rate rising more than 2% per annum above that in effect on January 13, 1998 and as to a notional principal amount equal to 75% of the principal amount outstanding from time to time. JVCo will, however, be subject to interest rate risk on the remaining unhedged amount.

                                                                  [IVANHOE LOGO]

          (d) Ivanhoe Mines is subject to interest rate cash flow risk on its loans payable to related parties and its long-term debt since a significant portion of these liabilities bear interest at floating rates.

          (e) Ivanhoe Mines is subject to market risk arising from revenues from the sale of metals, which are subject to price fluctuations beyond its control. Management of Ivanhoe Mines attempts to reduce its exposure to this market risk through the use of sale contracts designed to fix the sales prices of metals on a monthly or annual basis.

          (f) Ivanhoe Mines earns its revenues in U.S. dollars, but incurs certain of its expenses in currencies other than the U.S. dollar. As such, Ivanhoe Mines is subject to foreign exchange risk as a result of fluctuations in exchange rates. ABM enters into forward foreign currency contracts to mitigate some of its exposure to foreign currency risk.

25.      SUBSEQUENT EVENTS

          (a) In January 2002, the Company issued 6,452,800 Special Warrants at a price of $1.55 and 2,932,364 Special Warrants at a price of $1.71 for aggregate proceeds of $15 million. Each Special Warrant was converted into one Common Share in March 2002.

          (b) In January 2002, the Company received $1,320,000 in cash, 3,780,000 common shares of Olympus with a fair value of $1,248,000 and a credit of $1,430,000 against the Company's future obligations with respect to its interest in an exploration joint venture in Vietnam, in payment of a note receivable that had been written off in prior years. As a result, the Company's equity interest in Olympus (Note 10) increased to 19.4%.

          (c) In January 2002, the Company exchanged its equity interest in GTL (Note 10) for an equity interest in Resource Investment Trust with a fair value of $1.9 million.

          (d) In February 2002, the Company completed its earn-in of a 100% interest in the Oyu Tolgoi project in Mongolia (Note 12 (a)) by paying to BHP the sum of $1 million cash and by issuing a letter of credit in the amount of $4 million. In addition, a second letter of credit in the amount of $3 million was issued to BHP as security for the second exploration commitment of $3 million required under the earn-in agreement.

          (e) In April 2002, the Company issued 17,450,000 Common Shares at a price of Cdn.$3.25 (U.S.$2.05) per share for total proceeds of Cdn.$56.7 million (U.S.$35.7 million).

          (f) In April 2002, the Company agreed to issue 2,550,000 Special Warrants for total proceeds of approximately Cdn.$8.3 million (U.S.$5.2 million). Each Special Warrant will entitle the holder to acquire, at no additional cost, one Common Share at any time until the close of business on the fifth business day after the earlier of: (i) the date upon which the applicable Canadian provincial securities commissions issue receipts for the Company's final prospectus, and (ii) 120 days after the closing of the financing.

40